Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30
	2010		2009
Earnings:
Pretax income excluding income or loss from equity investments	$65,309		$9,873
Adjustments:
Fixed charges	75,491		46,962
Distributed income from equity investments	4,832		2,578
Capitalized interest, net of amortization	2,150		1,589
Arch Western Resources, LLC dividends on preferred membership interest	(52)		(38)

Total earnings	$147,730		$60,964

Fixed charges:
Interest expense	$70,208		$40,675
Capitalized interest	—		422
Arch Western Resources, LLC dividends on preferred membership interest	52		38
Portions of rent which represent an interest factor	5,231		5,827

Total fixed charges	$75,491		$46,962
Total fixed charges and preferred stock dividends	$75,491		$46,962

Ratio of earnings to combined fixed charges and preference dividends	1.96	x	1.30	x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.